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                          February 9, 2024

       Laxminarayan Bhat
       Chief Executive Officer
       Reviva Pharmaceuticals Holdings, Inc.
       19925 Stevens Creek Blvd., Suite 100
       Cupertino, CA, 95014

                                                        Re: Reviva
Pharmaceuticals Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 2,
2024
                                                            File No. 333-276848

       Dear Laxminarayan Bhat:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lloyd Jeglikowski, Esq.